Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Ault Alliance, Inc. (f/k/a BitNile Holdings, Inc.) on Form S-8, (File No 333-233681 and 333-259087) and Form S-3 (File No. 333-250980, 333-260618 and 333-262350) of our report dated April 15, 2022, except for footnote 1A which is April 14, 2023, which includes an explanatory paragraph stating that the financial statements of a wholly owned subsidiary was audited by other auditors, whose report has been furnished to us,, with respect to our audits of the consolidated financial statements of Ault Alliance, Inc. as of December 31, 2021, and 2020 and for the years ended December 21, 2021 and 2020, which report is included in this Annual Report on Form 10-K/A of Ault Alliance, Inc. for the year ended December 31, 2021.

/s/ Marcum llp

Marcum llp

New York, NY,

April 14, 2023